# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BridgeBio Oncology Therapeutics, Inc., CIK 0001869105
CUSIP: 107924102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 256 E. GRAND AVENUE, SUITE 104, SOUTH SAN FRANCISCO, California (CA), 94080
Date of event which requires filing of this statement: 08/11/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001352546

## Reporting persons
- Deerfield Mgmt, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,442,723; sole dispositive power 0; shared dispositive power 2,442,723; aggregate amount beneficially owned 2,442,723 (3.08% of the class)
  Comment: Comprised of shares of Common Stock held by Deerfield Partners, L.P., of which Deerfield Mgmt, L.P. is the general partner.
- Deerfield Mgmt V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,442,723; sole dispositive power 0; shared dispositive power 2,442,723; aggregate amount beneficially owned 2,442,723 (3.08% of the class)
  Comment: Comprised of shares of common stock held by Deerfield Private Design Fund V, L.P., of which Deerfield Mgmt V, L.P. is the general partner.
- Deerfield Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,442,723; sole dispositive power 0; shared dispositive power 2,442,723; aggregate amount beneficially owned 2,442,723 (3.08% of the class)
- Deerfield Private Design Fund V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,442,723; sole dispositive power 0; shared dispositive power 2,442,723; aggregate amount beneficially owned 2,442,723 (3.08% of the class)
- Deerfield Management Company, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,885,446; sole dispositive power 0; shared dispositive power 4,885,446; aggregate amount beneficially owned 4,885,446 (6.17% of the class)
  Comment: Comprised of shares of Common Stock held by Deerfield Partners, L.P. and Deerfield Private Design Fund V, L.P., of which Deerfield Management Company, L.P. is the investment advisor.
- James E. Flynn: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,885,446; sole dispositive power 0; shared dispositive power 4,885,446; aggregate amount beneficially owned 4,885,446 (6.17% of the class)
  Comment: Comprised of shares of Common Stock held by Deerfield Partners, L.P. and Deerfield Private Design Fund V, L.P.

## Item 1. Issuer
Name of issuer: BridgeBio Oncology Therapeutics, Inc.
Address of issuer's principal executive offices: 256 E. Grand Avenue, Suite 104, South San Francisco, CA 94080

## Item 2. Person Filing
Name of person filing: James E. Flynn, Deerfield Mgmt, L.P., Deerfield Mgmt V, L.P., Deerfield Management Company, L.P., Deerfield Partners, L.P. and Deerfield Private Design Fund V, L.P.
Address of principal business office or, if none, residence: James E. Flynn, Deerfield Mgmt, L.P., Deerfield Mgmt V, L.P., Deerfield Management Company, L.P., Deerfield Partners, L.P. and Deerfield Private Design Fund V, L.P., 345 Park Avenue South, 12th Floor, New York, NY 10010
Citizenship:
Deerfield Mgmt, L.P., Deerfield Mgmt V, L.P., Deerfield Management Company, L.P., Deerfield Partners, L.P. and Deerfield Private Design Fund V, L.P. - Delaware limited partnerships;

James E. Flynn - United States citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Deerfield Mgmt, L.P. - 2,442,723 shares
Deerfield Mgmt V, L.P. - 2,442,723 shares
Deerfield Management Company, L.P. - 4,885,446 shares
Deerfield Partners, L.P. - 2,442,723 shares
Deerfield Private Design Fund V, L.P. - 2,442,723 shares
James E. Flynn - 4,885,446 shares
Percent of class:
Deerfield Mgmt, L.P. - 3.08%
Deerfield Mgmt V, L.P. - 3.08%
Deerfield Management Company, L.P. - 6.17%
Deerfield Partners, L.P. - 3.08%
Deerfield Private Design Fund V, L.P. - 3.08%
James E. Flynn - 6.17%
Sole power to vote or to direct the vote: All Reporting Persons - 0
Shared power to vote or to direct the vote:
Deerfield Mgmt, L.P. - 2,442,723
Deerfield Mgmt V, L.P. - 2,442,723
Deerfield Management Company, L.P. - 4,885,446
Deerfield Partners, L.P. - 2,442,723
Deerfield Private Design Fund V, L.P. - 2,442,723
James E. Flynn - 4,885,446
Sole power to dispose or to direct the disposition: All Reporting Persons - 0
Shared power to dispose or to direct the disposition:
Deerfield Mgmt, L.P. - 2,442,723
Deerfield Mgmt V, L.P. - 2,442,723
Deerfield Management Company, L.P. - 4,885,446
Deerfield Partners, L.P. - 2,442,723
Deerfield Private Design Fund V, L.P. - 2,442,723
James E. Flynn - 4,885,446

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit B

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A. Joint Filing Agreement.

Exhibit B. Item 8 Statement.

Exhibit C. Power of Attorney (1).

(1) Power of Attorney previously filed as Exhibit 24 to a Form 3 with regard to BiomX Inc. filed with the Securities and Exchange Commission on March 19, 2024 by Deerfield Private Design Fund V, L.P., Deerfield Healthcare Innovations Fund II, L.P., Deerfield Mgmt V, L.P., Deerfield Mgmt HIF II, L.P., Deerfield Management Company, L.P. and James E. Flynn.

## Signatures
- Deerfield Mgmt, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (08/18/2025)
- Deerfield Mgmt V, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (08/18/2025)
- Deerfield Partners, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (08/18/2025)
- Deerfield Private Design Fund V, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (08/18/2025)
- Deerfield Management Company, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (08/18/2025)
- James E. Flynn: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (08/18/2025)